Join Us for an Exclusive AMA with Marianna Sachse, Founder & CEO of Jackalo

Dates: January 23 and February 6

Time: 12;30-1:30 pm ET
Location: Virtual (Google Meet)

Are you curious about investing in sustainable and circular fashion? Join us for an exclusive "Ask Me Anything" (AMA) session with Marianna Sachse, the visionary founder and CEO of Jackalo, the first circular kids' clothing brand.

In this session, you'll have the unique opportunity to:

- Learn about Jackalo's innovative approach to sustainability and circular fashion.
- Discover the brand's mission, vision, and impact in the children's apparel industry.
- Get insights into Jackalo's growth, future plans, and investment opportunities.
- Ask Marianna anything about the company, her leadership, and what makes Jackalo a compelling investment.

Whether you're an experienced investor in sustainable businesses or just starting to explore the potential of eco-friendly ventures, this AMA is your chance to engage directly with the founder behind one of the most forward-thinking brands in the market.

RSVP now to secure your spot and receive the event link.

We look forward to seeing you there and sharing the exciting journey of Jackalo!

For People Less Involved

To	👤 Person 👤 Person 👤 Person
Cc	👤 Person
Bcc	👤 Person
Subject	Please join me!

Hi {name],

As you may know from my update emails, I'm fundraising for the next phase of growth for Jackalo. I'd love to have (the two of) you as part of our investor community. We will be launching an Equity Crowdfunding* campaign that will allow for checks as small as $100, but for now, we are looking for participation starting at $2k. I will be hosting two ask-me-anything events where I'll share some highlights about Jackalo, where we are going, and why. I hope you can join us at these events.

- Thursday, January 23rd, 12:30-1:30 pm ET Register here
- Friday, February 7th, 12;30-1:30 pm ET Register here

I've shared some general information about Jackalo below.
Let me know if you have any questions! Please feel free to share with others that may be interested.

Warmly,
Marianna
*See disclosure info

_____

More Information on Jackalo

Jackalo is redefining kids' fashion with a sustainable, circular approach. Jackalo is America's first circular children's clothing brand. We have carved out a new segment in the children's fashion space, where clothes are designed for circularity first, not as an afterthought. 85% of all textiles end up in landfills, and our solution is a critical tool in solving that problem.

Our clothes are designed to withstand the adventures of active kids, and when they're outgrown, we buy them back to be renewed and resold, or responsibly recycled. We were also the first childrenswear brand to allow customers to seamlessly shop both new and pre-loved items in a single checkout. Our impact speaks for itself: happy parents, delighted kids, and a healthier planet. But we're just getting started. We are well-positioned to be the childrenswear leader in the growing circular fashion market.

Key traction:
- Recognized leader in sustainability, and circularity: widely credited in press and industry, including Glamour, Forbes, Romper, GreenMatters, GoodOnYou, and Motherly, and have been featured in the Washington Post and NASDAQ
- Strong economics: DTC returning customer rate of 53%, an AOV of $113 and a customer LTV of $670, with an average 62% gross margin
- Growing distribution: launched on Target+ in Q4 2024, expanding to more leading, top-tier marketplaces in 2025 (announcement expected in Q1 '25.)
- Promising early international sales in 15 countries outside of the US
- Investment from Techstars

- Selected for the Nasdaq Milestone Makers Program and SeedSpot's Retail Accelerator (sponsored by Walmart)
- *Click here to view our latest deck*

Critical opportunities:

- ***Innovative Recycled Garment Line****: We are developing a 100% post-consumer recycled garment line using adult denim that cannot be resold. This initiative strengthens our brand's commitment to circularity and is newsworthy as we'll be the first to do this for childrenswear at scale.*
- ***Mass Market Convenience for Circular Fashion:*** *We will be offering the first circular children's line in the same channels as mass market clothing (like Target+) and with the same ease and convenience consumers expect.*
- ***Disrupting the School Uniform Market:*** *We are producing our core styles of pants in uniform-appropriate colors and expanding product lines to meet the needs of children with school uniforms and dress codes. With the new California legislation that bans PFAS from use in clothing, there will be a tremendous need for PFAS-free school uniforms.*

Raise Information

- $250k Friends & Family/Angels Round
- Terms: Post-money Safe with a $3m valuation cap
- $95k committed
- $20k to invest straight to cap table
- Equity Crowdfunding open for investments of $2k -20k, click here to invest via WeFunder
  - Equity Crowdfunding terms: $2k min*, 2% transaction fee
  - FAQ on angel investing and investing via Equity Crowdfunding here
- Tiered Investor Perks, including lifetime discount, capsule wardrobe planning support, access to exclusive events and seasonal drops.
- Ask Me Anything Calls with CEO Marianna Sachse:
  - Thursday, January 23rd, 12:30-1:30 pm ET Register here
  - Friday, February 7th, 12;30-1:30 pm ET Register here

*While crowdfunding is in the private beta stage

Schedule time with Marianna Sachse, CEO

For People More Involved

To	👤 Person 👤 Person 👤 Person
Cc	👤 Person

Bcc	👤 Person
Subject	Hosting an AMA

Hi {name},

I hope you've had a great week. I'm gearing up to launch our crowdfunding campaign, and it is currently live in beta. I welcome your feedback on the WeFunder page (the video will be added before our public launch.)

I'd love for you to join one of the AMA sessions I'll be hosting. If there are folks that you think would be open to investing, please invite them as well. I'm including a blurb below for forwarding.

The AMAs will be held:
- Friday, February 7th, 12;30-1:30 pm ET Register here
- Thursday, February 13th, 12:30-1:30 pm ET Register here

Let me know if you have any questions!

Warmly,
Marianna

_____

More Information on Jackalo

Jackalo is redefining kids' fashion with a sustainable, circular approach. Jackalo is America's first circular children's clothing brand. We have carved out a new segment in the children's fashion space, where clothes are designed for circularity first, not as an afterthought. 85% of all textiles end up in landfills, and our solution is a critical tool in solving that problem.

Our clothes are designed to withstand the adventures of active kids, and when they're outgrown, we buy them back to be renewed and resold, or responsibly recycled. We were also the first childrenswear brand to allow customers to seamlessly shop both new and pre-loved items in a single checkout. Our impact speaks for itself: happy parents, delighted kids, and a healthier planet. But we're just getting started. We are well-positioned to be the childrenswear leader in the growing circular fashion market.

Key traction:

- Recognized leader in sustainability, and circularity: widely credited in press and industry, including [Glamour](), [Forbes](), [Romper](), [GreenMatters](), [GoodOnYou](), and [Motherly](), and have been featured in the [Washington Post]() and [NASDAQ]()
- Strong economics: DTC returning customer rate of 53%, an AOV of $113 and a customer LTV of $670, with an average 62% gross margin
- Growing distribution: launched on Target+ in Q4 2024, expanding to more leading, top-tier marketplaces in 2025 (announcement expected in Q1 '25.)
- Promising early international sales in 15 countries outside of the US
- Investment from Techstars
- Selected for the Nasdaq Milestone Makers Program and SeedSpot's Retail Accelerator (sponsored by Walmart)

Critical opportunities:

- ***Innovative Recycled Garment Line****: We are developing a 100% post-consumer recycled garment line using adult denim that cannot be resold. This initiative strengthens our brand's commitment to circularity and is newsworthy as we'll be the first to do this for childrenswear at scale.*
- ***Mass Market Convenience for Circular Fashion:*** *We will be offering the first circular children's line in the same channels as mass market clothing (like Target+) and with the same ease and convenience consumers expect.*
- ***Disrupting the School Uniform Market:*** *We are producing our core styles of pants in uniform-appropriate colors and expanding product lines to meet the needs of children with school uniforms and dress codes. With the new California legislation that bans PFAS from use in clothing, there will be a tremendous need for PFAS-free school uniforms.*

Raise Information

- $250k Friends & Family/Angels Round
- Terms: Post-money Safe with a $3m valuation cap
- $108k committed
- $20k to invest straight to cap table
- Equity Crowdfunding open for investments of $100 -20k, click [here]() to invest via WeFunder
  - Equity Crowdfunding terms: $100 min, 2% transaction fee
  - FAQ on angel investing and investing via Equity Crowdfunding [here]()
- Tiered Investor Perks, including lifetime discount, capsule wardrobe planning support, access to exclusive events and seasonal drops.
- Ask Me Anything Call with CEO Marianna Sachse:
  - Thursday, February 13th, 12:30-1:30 pm ET [Register here]()

[*Schedule time with Marianna Sachse, CEO*]()

Jackalo is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

SOFT LAUNCH w/compliance language

To	👤 Person 👤 Person 👤 Person
Cc	👤 Person
Bcc	👤 Person
Subject	An invitation

Hi [first name].

I hope you are doing well! I wanted to reach out with an update about Jackalo.

We've officially kicked off our Wefunder campaign! ==I'd love to invite you to join our exclusive soft round during our testing the waters phase before we go live to the public.== We're giving our biggest supporters an opportunity to get in first, with the best perks and benefits. [Check out our Wefunder page (don't miss the Perks!) and make a reservation](#). We already have over $108k committed. Can you help us reach our goal?

If now is not the right time for you to invest, you can help by spreading the word. Just let me know and I'll get you everything you need to amplify.

Best,

Marianna

More Information on Jackalo

Jackalo is redefining kids' fashion with a sustainable, circular approach. Jackalo is America's first circular children's clothing brand. We have carved out a new segment in the children's fashion space, where clothes are designed for circularity first, not as an afterthought. 85% of all textiles end up in landfills, and our solution is a critical tool in solving that problem.

Our clothes are designed to withstand the adventures of active kids, and when they're outgrown, we buy them back to be renewed and resold, or responsibly recycled. We were also the first childrenswear brand to allow customers to seamlessly shop both new and pre-loved items in a single checkout. Our impact speaks for itself: happy parents, delighted kids, and a healthier planet. But we're just getting started. We are well-positioned to be the childrenswear leader in the growing circular fashion market.

Key traction:

- Recognized leader in sustainability, and circularity: widely credited in press and industry, including Glamour, Forbes, Romper, GreenMatters, GoodOnYou, and Motherly, and have been featured in the Washington Post and NASDAQ
- Strong economics: DTC returning customer rate of 53%, an AOV of $113 and a customer LTV of $670, with an average 62% gross margin
- Growing distribution: launched on Target+ in Q4 2024, expanding to more leading, top-tier marketplaces in 2025 (announcement expected in Q1 '25.)
- Promising early international sales in 15 countries outside of the US
- Investment from Techstars
- Selected for the Nasdaq Milestone Makers Program and SeedSpot's Retail Accelerator (sponsored by Walmart)

Critical opportunities:

- ***Innovative Recycled Garment Line***: *We are developing a 100% post-consumer recycled garment line using adult denim that cannot be resold. This initiative strengthens our brand's commitment to circularity and is newsworthy as we'll be the first to do this for childrenswear at scale.*
- ***Mass Market Convenience for Circular Fashion:*** *We will be offering the first circular children's line in the same channels as mass market clothing (like Target+) and with the same ease and convenience consumers expect.*
- ***Disrupting the School Uniform Market:*** *We are producing our core styles of pants in uniform-appropriate colors and expanding product lines to meet the needs of children with school uniforms and dress codes. With the new California legislation that bans PFAS from use in clothing, there will be a tremendous need for PFAS-free school uniforms.*

Raise Information

- $250k Friends & Family/Angels Round
- Terms: Post-money Safe with a $3m valuation cap
- $108k committed
- $20k to invest straight to cap table
- Equity Crowdfunding is open in testing the waters phase for investments of $100 -$20k, click here to invest via WeFunder
  - Equity Crowdfunding terms: $100 min, 2% transaction fee
  - FAQ on angel investing and investing via Equity Crowdfunding here

- Tiered Investor Perks, including lifetime discount, capsule wardrobe planning support, access to exclusive events and seasonal drops.
- Ask Me Anything Call with CEO Marianna Sachse:
    - Thursday, February 13th, 12:30-1:30 pm ET Register here

Schedule time with Marianna Sachse, CEO

Jackalo is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any

kind.https://help.wefunder.com/testing-the-waters-legal-disclosure

Customer Outreach

To	Person Person Person
Cc	Person
Bcc	Person
Subject	An invitation

Hi (name)

I hope you are doing well! Thank you so much for being a regular customer. Your support means so much to me. I wanted to reach out with an update about Jackalo, that you may have seen from a recent email.

I'm doing a raise to help us reach our next growth goals, but as a community driven brand I didn't want it to be something that was only open to accredited investors. So, I've launched an equity crowdfunding campaign on WeFunder. It's like Kickstarter, but instead of getting product, you get a piece of the company. I'm doing this because **I want customers to be a part of our growth journey.**

It's more important than ever that we push for sustainable businesses that individuals can invest in (both as consumers and financial backers) as this is one of the few ways we can preserve the planet for future generations.

So far, I've raised nearly $$130k on WeFunder*! Once we hit $150K, **Jackalo will be featured on WeFunder's homepage**—giving us a huge visibility boost. **At that level, our valuation cap will also increase from $3M to $3.25M, meaning those who invest now lock in better terms.** Every investment—big or small (investments start at just $100)—helps us get there! I hope you can help me make this goal by committing to invest today!

If now is not the right time for you to invest, you can help by spreading the word. Just let me know and I'll get you everything you need to amplify.

Warmly,

Marianna

*WeFunder legal disclosure

Casual Brief outreach

To	👤 Person 👤 Person 👤 Person
Cc	👤 Person
Bcc	👤 Person
Subject	Update…

Hi (nama),

I've got a quick Jackalo update--I'm doing a fundraise to help us reach our next growth goals, but as a community driven brand I didn't want it to be something that was only open to accredited investors. So, I've launched an equity crowdfunding campaign on WeFunder. It's like Kickstarter, but instead of getting product, you get a piece of the company.

With the government pulling away from sustainability goals. It's more important than ever that we push for sustainable businesses that individuals can invest in (both as consumers and financial backers) as this is one of the few ways we can preserve the planet for future generations.

To date, I've raised almost $130k on WeFunder, and I'm cranking to get to $150k as quickly as possible so that we can be listed on WeFunder's homepage. I'd love to have you as part of our

investor community. The great thing with this is that the minimum investment is just $100. I hope you can help me make this goal!

Warmly,

Marianna
*See disclosure info

General Version

To	👤 Person 👤 Person 👤 Person
Cc	👤 Person
Bcc	👤 Person
Subject	An invitation

Hi [first name].

I hope you are doing well! I wanted to reach out with an update about Jackalo.

We've officially kicked off our Wefunder campaign to help enable further growth of the business. This is not a normal "kickstarter" type campaign - all contributors will actually own equity in the business itself.

I'd love to invite you to join the exclusive soft round during the "testing the waters" phase before going live to the public. Check out our Wefunder page. Almost $128K is already committed, and we need to quickly get that number to $133k to be able to take this out of the "testing the waters" phase. The minimum investment is just $100, so whatever you can invest to help us reach our goal would be greatly appreciated!

If now is not the right time for you to invest, you can help by spreading the word. Just let me know and I'll get you everything you need to amplify.

Best,

Marianna

More Information on Jackalo

Jackalo is redefining kids' fashion with a **sustainable, circular approach**. As **America's first circular children's clothing brand**, our clothes are built to withstand the adventures of active kids—and when they're outgrown, we buy them back to be **renewed and resold or responsibly recycled**. We also pioneered a seamless shopping experience where customers can purchase both new and pre-loved items in a single checkout.

We've carved out a **new segment in children's fashion**, where circularity is built into the design process, not added as an afterthought. With 85% of all textiles ending up in landfills, our solution is a **critical tool in reducing waste**. Our impact speaks for itself: **happy parents, delighted kids, and a healthier planet**. But we're just getting started. Positioned at the intersection of **sustainability, convenience, and style**, Jackalo is set to become the **childrenswear leader in the growing circular fashion market**.

Key traction

- **Recognized leader in sustainability, and circularity**: widely credited in press and industry, including Glamour, Forbes, Romper, GreenMatters, GoodOnYou, and Motherly, and have been featured in the Washington Post and NASDAQ
- **Strong economics**: DTC returning customer rate of 53%, an AOV of $113 and a customer LTV of $670, with an average 62% gross margin
- **Growing distribution**: launched on Target+ in Q4 2024 and Nordstrom.com in Q1 2025
- **Promising early international sales**: Customers in 15 countries outside of the US
- **Investment from Techstars**
- Selected for the Nasdaq Milestone Makers Program and SeedSpot's Retail Accelerator (sponsored by Walmart)
- **Strategic advisory support**: Recently brought on **Erin Ersenkal**—former COO of **Todd Snyder**, CRO at **Bonobos,** and launched Crewcuts at **J.Crew**—as an advisor to support our growth strategy and expansion into key retail channels.

Critical opportunities

- **Innovative Recycled Garment Line**: We are developing a 100% post-consumer recycled garment line using adult denim that cannot be resold. This initiative strengthens our brand's commitment to circularity and is newsworthy as we'll be the first to do this for childrenswear at scale.
- **Mass Market Convenience for Circular Fashion:** We will be offering the first circular children's line in the same channels as mass market clothing (like

Target+) and with the same ease and convenience consumers expect.
- **Disrupting the School Uniform Market:** We are producing our core styles of pants in uniform-appropriate colors and expanding product lines to meet the needs of children with school uniforms and dress codes. With the new California legislation that bans PFAS from use in clothing, there will be a tremendous need for PFAS-free school uniforms.

Raise Information

💰$250k Friends & Family/Angels Round

- $250k Friends & Family/Angels Round
- **Terms**: Post-money SAFE with a **$3M valuation cap**
- $128k raised
- $20k to invest straight to cap table
- **Equity Crowdfunding is open** (testing the waters phase) for investments of **$100–$20K** → click here to invest via Wefunder
- **Equity Crowdfunding Terms**: $100 minimum, **2% transaction fee**
- **Investor Perks**: Lifetime discount, capsule wardrobe planning support, access to exclusive events and seasonal drops

📅Ask Me Anything Call with CEO Marianna Sachse:
📅 Wednesday, March 19th, 3-4 PM ET → Register here

📌 FAQ on angel investing and investing via Equity Crowdfunding → Read here

Schedule time with Marianna Sachse, CEO

Wefunder legal disclosure

Customer Version

To	⚇ Person ⚇ Person ⚇ Person
Cc	⚇ Person
Bcc	⚇ Person
Subject	An Invitation

Hi [first name].

I hope you are doing well! Thank you so much for being a regular customer. Your support means so much to me. I wanted to reach out with an update about Jackalo, that you may have seen from a recent email.

We've officially kicked off our Wefunder campaign to help enable further growth of the business. This is not a normal "kickstarter" type campaign - all contributors will actually own equity in the business itself. I'm doing this because **I want customers to be a part of our growth journey.**

As such, I'd love to invite you to join the exclusive soft round during the "testing the waters" phase before going live to the public. Check out our Wefunder page. Over $130K is already committed, and we need to quickly get that number to $133k to be able to take this out of the "testing the waters" phase. The minimum investment is just $100, so whatever you can invest to help us reach our goal would be greatly appreciated!

If now is not the right time for you to invest, you can help by spreading the word. Just let me know and I'll get you everything you need to amplify.

Best,

Marianna

More Information on Jackalo

Jackalo is redefining kids' fashion with a **sustainable, circular approach**. As **America's first circular children's clothing brand**, our clothes are built to withstand the adventures of active kids—and when they're outgrown, we buy them back to be **renewed and resold or responsibly recycled**. We also pioneered a seamless shopping experience where customers can purchase both new and pre-loved items in a single checkout.

We've carved out a **new segment in children's fashion**, where circularity is built into the design process, not added as an afterthought. With 85% of all textiles ending up in landfills, our solution is a **critical tool in reducing waste**. Our impact speaks for itself: **happy parents, delighted kids, and a healthier planet**. But we're just getting started. Positioned at the intersection of **sustainability, convenience, and style**, Jackalo is set to become the **childrenswear leader in the growing circular fashion market**.

Key traction

- **Recognized leader in sustainability, and circularity**: widely credited in press and industry, including [Glamour](#), [Forbes](#), [Romper](#), [GreenMatters](#), [GoodOnYou](#), and [Motherly](#), and have been featured in the [Washington Post](#) and [NASDAQ](#)
- **Strong economics**: DTC returning customer rate of 53%, an AOV of $113 and a customer LTV of $670, with an average 62% gross margin
- **Growing distribution**: launched on Target+ in Q4 2024 and Nordstrom.com in Q1 2025
- **Promising early international sales**: Customers in 15 countries outside of the US
- **Investment from Techstars**
- Selected for the Nasdaq Milestone Makers Program and SeedSpot's Retail Accelerator (sponsored by Walmart)
- **Strategic advisory support**: Recently brought on **Erin Ersenkal**—former COO of **Todd Snyder**, CRO at **Bonobos,** and launched Crewcuts at **J.Crew**—as an advisor to support our growth strategy and expansion into key retail channels.

Critical opportunities

- **Innovative Recycled Garment Line**: We are developing a 100% post-consumer recycled garment line using adult denim that cannot be resold. This initiative strengthens our brand's commitment to circularity and is newsworthy as we'll be the first to do this for childrenswear at scale.
- **Mass Market Convenience for Circular Fashion:** We will be offering the first circular children's line in the same channels as mass market clothing (like Target+) and with the same ease and convenience consumers expect.
- **Disrupting the School Uniform Market:** We are producing our core styles of pants in uniform-appropriate colors and expanding product lines to meet the needs of children with school uniforms and dress codes. With the new California legislation that bans PFAS from use in clothing, there will be a tremendous need for PFAS-free school uniforms.

Raise Information

💰$250k Friends & Family/Angels Round

- $250k Friends & Family/Angels Round
- **Terms**: Post-money SAFE with a **$3M valuation cap**
- $128k raised
- $20k to invest straight to cap table
- **Equity Crowdfunding is open** (testing the waters phase) for investments of **$100–$20K** → [click here to invest via Wefunder](#)
- **Equity Crowdfunding Terms**: $100 minimum, **2% transaction fee**
- **Investor Perks**: Lifetime discount, capsule wardrobe planning support, access to exclusive events and seasonal drops

📅Ask Me Anything Call with CEO Marianna Sachse:
📅Wednesday, March 19th, 3-4 PM ET → [Register here](#)

📌 FAQ on angel investing and investing via Equity Crowdfunding → [Read here](#)

Schedule time with Marianna Sachse, CEO

Wefunder legal disclosure

✨ BIG NEWS: Jackalo is now available on Nordstrom! ✨
This is a huge milestone for us as we bring our long-lasting, sustainable, and kid-approved clothing to even more families. Nordstrom's commitment to quality and sustainability makes this the perfect home for Jackalo, and we couldn't be more thrilled.

Building a circular kids' clothing brand is no small feat, and this wouldn't have been possible without the incredible support of our advisors, mentors, and champions along the way. Carol Sutton Lewis, Cynthia Power, Jodi Susman, Kristina Libby, Kara Alaimo,Brynne Thompson, CFA, Bellamy Grindl, Erin Ersenkal, Abhi Lokesh, Levi Reed, Laurie Felker Jones—thank you for believing in this vision and helping us bring Jackalo to a wider audience.
To our amazing customers—your enthusiasm for our kids' clothes fuels everything we do. We can't wait for you to shop Jackalo at Nordstrom and continue this journey with us!

🚀 Want to be part of our growth? 🚀
We're raising funds on WeFunder*, giving our community the opportunity to invest in Jackalo and help us scale our impact. We are in the "testing the waters" phase, and if you believe in a future where kids' clothes are built to last—and built sustainably—we'd love for you to join us.

Check us out at Nordstrom: https://lnkd.in/ew8Ge4hM
Support our WeFunder campaign: https://lnkd.in/ef6_jHQC
Thank you for being part of this journey! 💚

(*https://lnkd.in/emhb7aM9)

We hear this all the time. Parents are tired of kids' clothes that fall apart too quickly. While no fabric is truly indestructible, we get as close as possible with high-quality materials that balance durability, comfort, and sustainability—because kids need clothes that can keep up.

Our reinforced designs last longer than conventional kids' clothes, and when they do wear down, they're easy to repair and fully recyclable or compostable at the end of their usable life. That's the future of kids' fashion—less waste, more wear.

Parents are searching for solutions, and we're making it easier than ever for them to find one. Now, we're inviting you to help us scale this impact. We're raising on Wefunder to bring long-lasting,

circular kids' clothing to even more families. (We're in the testing the waters phase for now, but with your help, we can exit that phase quickly! Less than $15k to go!)

Join us in building a future where kids' clothes are made to last!

🚀 Back us here:https://lnkd.in/eRGB4KyW

Legal disclosure: https://lnkd.in/emhb7aM9

🌍 Earth Day is every day at Jackalo.

Only 1% of textiles are recycled today. The rest? Landfilled, burned, or left to pollute ecosystems for generations.

At Jackalo, we're disrupting that cycle. We design clothing that's built to last—to be handed down again and again. When it's reached the end of its life, it's designed to be recycled with today's technology or even composted, returning to the earth instead of clogging it.

Sustainability isn't a marketing campaign for us. It's in our DNA.

My father spent 50 years working in support of tribal nations. Because of him, I learned the teaching of the Seven Generations as a child:

"When you sit in council for the welfare of the people, you must not think of yourself or of your family, not even of your generation. Make your decisions on behalf of the seven generations coming, so that they may enjoy what you have today." -Oren Lyons (Seneca), Faithkeeper, Onondaga Nation

That's the foundation of Jackalo. We're here not only to make life better for your kids, but for their kids, and their kids' kids. So that they can all inherit a beautiful, livable planet.

This Earth Day, and every day, we recommit to being stewards of the land we borrow. Join us in building a future that lasts.

Want to be part of our sustainable mission?

We're raising funds on WeFunder*, giving our community the opportunity to invest in Jackalo and help us scale our impact. We are in the "testing the waters" phase, and if you believe in a future where kids' clothes are built to last—and built sustainably—we'd love for you to join us.

Support our WeFunder campaign: https://lnkd.in/ef6_jHQC
Thank you for being part of this journey! 💚

(*Legal disclosure https://lnkd.in/emhb7aM9)
hashtag
#EarthDay
hashtag
#Sustainability
hashtag
#CircularFashion
hashtag
#SevenGenerations
hashtag
#RegenerativeFuture
hashtag
#KidsClothing
hashtag
#TextileWaste
hashtag
#ClimateAction
hashtag
#Jackalo

I'm thrilled to share that Erin Ersenkal has joined our advisory board! Erin is a true powerhouse. He's played pivotal roles at Bonobos and Todd Snyder, shaping the success of both of these companies. In the early part of his career he helped J.Crew launch their childrenswear line Crewcuts. And now, he wants to help build our sustainable brand. Big thanks to Bellamy Grindl for introducing us!

Want to join in our growth! We have just under $10k left in the early bird stage of our Wefunder* campaign-- make your reservation today! https://lnkd.in/ef6_jHQC

*Wefunder disclosure: https://lnkd.in/emhb7aM9

Last week I had the amazing opportunity to pitch during DC Climate Week at the Turtle Tank Event hosted by Joseph Schiarizzi and SolarpunkVC. I was among six other businesses presenting, all in different areas of climate change.

Jackalo was the only company with a physical product to share. My challenge, however, was that I had to sell the "turtles" on the concept with no slides and no samples. I'll be honest, while I talk about Jackalo all the time, I love my crutch of photo or having our actual products in hand. I felt a bit like Dumbo letting go of the feather. Do I need that feather to fly? Turns out, I don't. I walked away from the event with a $10k commitment to Jackalo!!

Big thanks to Joseph for organizing the event and for your belief in what I'm building. Thanks as well to Nivi Achanta for snapping this pic and sharing to the Dreamers & Doers® community. Also surprising my former Burness colleague Miles Sedgwick, the owner of Rana Labs (where the event was hosted) was a complete joy. Their AV production services for social impact are amazing and if you need support for an event in the DMV, definitely call on them.
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*Wefunder disclosure: https://lnkd.in/emhb7aM9